

July 20, 2012

<u>Via E-mail</u>
Michael B. Bartoszek
Chief Executive Officer
Laidlaw Energy Group, Inc.
90 John Street, 4th Floor
New York, NY 10038

        Re: **Laidlaw Energy Group, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed July 6, 2012
               File No. 333-181044

Dear Mr. Bartoszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to comment 5 in our letter dated May 25, 2012. However, as your shares are not traded on an existing market, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sell their shares at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Risk Factors, page 5

2. We note your response to comment 7 in our letter dated May 25, 2012. Please revise your prospectus to include a risk factor discussing Louis T. Bravakis' 25% participation interest in your net income received from all power projects and the impact such participation will have on your future operating results.

Changes in and Disagreements with Accountants . . . , page 21

3. We reviewed your response to comment 28 in our letter dated May 25, 2012 and understand that you believe that Corso & Company was retained as your independent auditor and as such, you have provided the disclosure required by Item 304 of Regulation S-K. Reference is made to your disclosure that, "During the two years ended December 31, 2010 and subsequent period through June 7, 2011, you had no disagreements with Corso & Company…" and the emails from Corso & Company provided at Exhibit 16.1 which refer to, "many disagreements related to accounting treatment of certain transactions" and state "the company did not utilize an integrated accounting software or system that is required." Please help us reconcile your disclosure and Corso & Company's statements and also explain why you believe you have provided the appropriate disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Business, page 22

4. We note your response to comment 11 in our letter dated May 25, 2012.   We further note that, in regard to the first three disclosures, they are based upon calculations you made with information from the U.S. Energy Information Administration and that you have provided us with this information. Please provide us with your calculations for each such disclosure.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

5. We reviewed your response and revisions made in response to comment 21 in our letter dated May 25, 2012. It appears that pursuant to ASC 230-45-12b you concluded that proceeds from the sale of Laidlaw Berlin should be presented as investing cash flows. However, as evidenced by your disclosures in the first full paragraph on page 19, you classified these proceeds as cash provided by operating activities. Please advise or revise to comply with GAAP. Further, it appears the "Gain on sale of equity investment" should be presented as an adjustment to reconcile net income to cash provided by operating activities rather than cash used in investing activities. If there is some factor that you considered in classifying the gain as an investing activity, please advise in detail. Otherwise, please revise to comply with ASC 230-10-45-28.b.

Notes to Consolidated Financial Statement, page F-7

Note 3 - Summary of Significant Accounting Policies, page F-7

Note 5 - Susanville, page F-12

6. We reviewed your response to comment 23 in our letter dated May 25, 2012. Please note that the staff generally considers the value of monetary assets to be more readily determinable than non-monetary assets. Accordingly, please explain in detail why you believe the non-monetary assets acquired are more reliably measureable than the Series B Preferred Stock issued. In doing so, please tell us: a) whether an independent property valuation was performed and if so, the method by which the value was determined including the date of the valuation; b) your consideration of whether the Series C Preferred Stock issued November 18, 2011 for cash provides a reliable proxy of fair value of the Series B issued around the same time (if not, please explain why); and c) your consideration of whether the trading price of your common shares provides a reliable indicator of fair value for convertible equivalents. While the contingent redemption provision may provide support for $500K, we don't concur that by itself supports $2 million of asset value.

7. We reviewed your response and revisions made in response to comment 26 in our letter dated May 25, 2012. If in response to the preceding comment you determine that the fair value of the Series B Preferred Stock is more reliability measureable, please reconsider ASC 480-10-S99-12 and 480-10-S99-15 which require redeemable equity instruments to be initially measured at the issuance date fair value and provides guidance when redemption becomes probable.

8. We reviewed your response to comment 25 in our letter dated May 25, 2012. Similar to Note 5 to your interim financial statements, please revise your disclosure to clarify that the number of contingently issuable Series B Preferred Stock shares will be based on the $0.0046 per share price disclosed.

Undertakings, page II-4

9. We note your response to comment 29 in our letter dated May 25, 2012. Notwithstanding the fact that your offering is a secondary offering, you are still required to provide the undertakings in Item 512(a)(6) of Regulation S-K because this offering constitutes an initial public distribution of your securities. Please revise your undertakings accordingly.

Michael B. Bartoszek
Laidlaw Energy Group, Inc.
July 20, 2012
Page 4

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Stephen Fox, Esq.